Exhibit 99.1

News Release

SouFun Announces Third Quarter 2015 Results

BEIJING, China, November 18, 2015 – SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal in China, announced today its unaudited financial results for the three months ended September 30, 2015.

Third Quarter 2015 Highlights

■	Total Revenue increased by 30.4% year-on-year to $248.5 million. Revenue from e-commerce services increased by 111.0% year-on-year to $142.6million.

■	Operating loss was $31.8 million. Non-GAAP operating loss was $30.6 million. A description of the adjustments from GAAP to non-GAAP operating income is set forth below.

■	Net income attributable to SouFun’s shareholders was $1.4 million.

■	Non-GAAP net loss attributable to SouFun’s shareholders was $31.9 million, a $0.08 loss per fully-diluted earnings ADS.

■	GMV increased by 56% from $6.8 billion in the second quarter of 2015 to $10.6 billion in the third quarter. The following table shows GMV by quarter for the nine months of 2015.

GMV: Q1-Q3, 2015 (in millions of US dollars)

				Q2 vs Q3 Variance
	Q1	Q2	Q3	amount	%
New Home *	1,281	3,441	4,580	1,139	33%
Secondary Home	384	3,321	5,951	2,630	79%
Home furnishing	4	23	56	33	143%
Total	1,669	6,785	10,587	3,802	56%

* Only including direct sales services.

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New Development:

1. Close of Private Placement

On September 18, the Company announced a $400-$700 million private placement. By November 9, 2015, the Company completed a total of $646.77 million from IDG Capital Partners and The Carlyle Group and certain management members (mainly our Chairman and CEO Vincent Mo) and their affiliates.

2. Investment into Sindeo

On October 29, SouFun entered into strategic investment agreements with Sindeo, Inc. with an aggregate cash consideration amounts to approximately US$5 million. Sindeo is a leading lender-paid online mortgage originator based in San Francisco. Since 2014, Sindeo has been providing a fair, transparent and modern mortgage experience to home buyers and make mortgages simple. Sindeo is transforming the experience to help consumers make smart, informed decisions and get a stress-free mortgage.

3. Agreement to acquire a majority shareholdings of WanLi

On November 13, the Company entered into a framework agreement with Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (stock code: 600847), IDG, Ruidong and Mr. Xicheng Liu to acquire a controlling stake in Wanli’s public shell, accompanied by a concurrent direct placement(RMB2.5 billion to RMB5 billion) of Wanli shares to certain investors. SouFun plans to maintain not less than 70% of the equity stake in Wanli following the acquisition and direct share placement.

4. Agreement to acquire Beijing headquarters facilities

On November 8, the board approved the Company to purchase a headquarters establishment in Beijing with a total price around $243 million. The new headquarters establishment with a total usable office space is around 70,000 square meters will provide strong support to the fast expanding headcounts and Beijing operations.

“We are very pleased as we were able to achieve over 111% growth in our e-commerce sectors and over 30% total revenue growth in this quarter.” said Vincent Mo, Chairman and CEO of Fang.com. “The Company’s strategies of transforming to transaction-oriented platforms including new, resale, rental homes and home furnishing plus financial services are making things happen. With our successful private placement and planned future arrangement with China’s financial market, I am sure the Company is in a better position in aggressively executing its transformations”

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Third Quarter 2015 Results

Revenues

SouFun reported total revenues of $248.5 million for the three months ended September 30, 2015, representing an increase of 30.4% from $190.5 million for the corresponding period in 2014, primarily driven by the growth in e-commerce services, partially offset by the decline in marketing services and listing services.

Revenue from marketing services was $65.6 million for the three months ended September 30, 2015, a decrease of 19.0% from $81.0 million for the corresponding period in 2014, primarily due to fewer customers in the market and fewer average amount per advertising contract.

Revenue from e-commerce services was $142.6 million for the three months ended September 30, 2015, a 111.0% increase from $67.6 million for the same period in 2014, primarily due to the growth of the direct sales services for new home and the growth of the real estate brokerage services for secondary home, as well as rapid growth of the home decorating services.

Revenue from listing services was $27.4 million for the three months ended September 30, 2015, a decrease of 25.3% from $36.7 million for the corresponding period in 2014, primarily due to our reduction of unit price per paying subscriber.

Revenue from Internet financial services was $6.4 million for the three months ended September 30, 2015, an increase of 545.3% from $1.0 million for the corresponding period in 2014. SouFun began to offer Internet financial services in August 2014. We extracted revenue from financing services from other value-added services, to show this is a separate revenue source starting from the first quarter of 2015.

Revenue from other value-added services was $6.5 million for the three months ended September 30, 2015, an increase of 51.2% from $4.3 million for the corresponding period in 2014, primarily due to the rapid growth of our research related products.

Cost of Revenue

Cost of revenue was $188.5 million for the three months ended September 30, 2015, an increase of 286.0% from $48.8 million for the corresponding period in 2014. The increase in cost of revenue was mainly attributable to increased staff. In addition, increased e-commerce cost including potion of proceeds remitted to real estate brokers and subsidies to home buyers related to E-commerce services, and increased decorating cost related to the home decorating services also contributed to the increase in cost of revenues.

Gross margin was 24.2% for the three months ended September 30, 2015, compared to 74.4% for the corresponding period in 2014.

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Operating Expenses

Operating expenses were $91.8 million for the three months ended September 30, 2015, an increase of 29.0 % from $71.2 million for the corresponding period in 2014.

Selling expenses were $52.8 million for the three months ended September 30, 2015, an increase of 28.8% from $41.0 million for the corresponding period in 2014, primarily due to increased expenses paid to our marketing agents for SouFun membership services, and increased advertising and promotional expenses.

General and administrative expenses were $39.0 million for the three months ended September 30, 2015, an increase of 29.1% from $30.2 million for the corresponding period in 2014, primarily due to increased staff cost and increased rental expenses.

Operating Income/Loss

Operating loss was $31.8 million for the three months ended September 30, 2015, compared to operating income of $70.7 million for the corresponding period in 2014.

Income Tax Benefit/Expenses

Income tax benefit was $29.2 million for the three months ended September 30, 2015, compared to income tax expenses of $18.9 million for the corresponding period in 2014. The income tax benefit was primarily due to the reversal of withholding tax arising from the undistributed earnings.

Net Income/Loss and EPS

Net Income attributable to SouFun’s shareholders was $1.4 million for the three months ended September 30, 2015, compared to net income $61.0 million for the corresponding period in 2014. $0.02 and nil per fully-diluted ordinary share and ADS, respectively, for the three months ended September 30, 2015, compared to $0.68 and $0.14 for the corresponding period in 2014.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $24.3 million loss for the three months ended September 30, 2015, compared to $78.3 million for the corresponding period in 2014.

Cash

As of September 30, 2015, SouFun had cash, cash equivalents, and short-term investments of $622.0 million, compared to $533.6 million as of June 30, 2015. Net cash used in operating activities was $83.2 million for the three months ended September 30, 2015, compared to net cash generated from operating activities was $53.2 million for the same period in 2014. The decline in cash flows from operating activities was primarily due to a $59.6 million decrease of net income as compared to the third quarter of 2014, and a $72.6 million decrease in cash flows due to an increase of loans provided to home buyers under our internet financial services program.

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Business Outlook

SouFun remains its revenue guidance for 2015 at $843.4 million, representing a year-on-year increase of 20%. This forecast reflects SouFun's current and preliminary view, which is subject to change.

Conference Call Information

SouFun's management team will host a conference call on November 18, 2015 at 8:00 AM U.S. EST (9:00 PM Beijing / Hong Kong time). The dial-in details for the live conference call are:

The dial-in details for the live conference call are:

International Toll:	+65 6713-5090
Local Toll:
United States	+1 845-675-0437/+1 866-519-4004
Hong Kong	+852 3018-6771/800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 00:00 AM HKT on November 19 through 23:59 PM HKT November 26, 2015. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID number:	76430800

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.fang.com.

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About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites and mobile apps in 2014. Through its websites and mobile apps, SouFun provides marketing, e-commerce, listing, finance and other value-added services for China’s real estate and home-related sectors. SouFun’s Internet portal and mobile apps are highly focused on user experience, and support SouFun’s users in seeking information on the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its websites, mobile apps and database contain real estate related content covering more than 370 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding business momentum, the transition to a transaction oriented platform and confidence in strategy, the success of various business strategies in the short and long-term, conditions in the PRC real estate market and the success of SouFun’s strategic and operational plans and focus, continued growth of the transactions and ecommerce businesses, the impact of increased expenses, the impact of government policies and conditions in China’s real estate and home furnishings market. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of the slowdown in the PRC real estate market on SouFun and the impact on revenues of our existing and new service fees reductions, the ability of SouFun to retain real estate listing agencies as customers during challenging economic periods, the success of SouFun’s new business initiatives, the ability of SouFun to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China’s real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China’s home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

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Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents we have filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income and (3) non-GAAP basic and diluted earnings per ordinary share and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the three months ended September 30, 2015, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Mr. Kent Cangsang Huang

Deputy CFO

Phone: +86-10-5631-9668

Email: huangcangsang@soufun.com

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SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data )

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	516,167	354,760
Restricted cash, current	184,719	97,988
Short-term investments	105,843	455,184
Accounts receivable, net	120,799	49,691
Funds receivable	42,858	62,163
Prepayment and other current assets	49,851	30,161
Commitment deposits	17,049	47,312
Loan receivable, current	244,293	79,641
Amount due from related parties	365	-
Deferred tax assets, current	3,831	2,991
Total current assets	1,285,775	1,179,891
Non-current assets:
Property and equipment, net	220,223	217,105
Prepaid land lease payments	794	-
Loan receivable, non-current	40,970	2,009
Restricted cash, non-current	-	109,495
Deferred tax assets, non-current	1,362	1,570
Deposit for non-current assets	102,648	86,515
Long-term investments	234,070	121,292
Prepayment for business acquisition	9,806	9,806
Other non-current assets	7,007	16,556
Total non-current assets	616,880	564,348
Total assets	1,902,655	1,744,239

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	172,750	80,750
Deferred revenue	110,342	119,042
Accrued expenses and other liabilities	318,118	221,901
Income tax payable	4,817	35,394
Customers’ refundable fees	80,184	42,392
Amounts due to a related party	-	660
Total current liabilities	686,211	500,139
Non-current liabilities:
Long-term loans	-	100,000
Convertible senior notes	500,000	400,000
Deferred tax liabilities, non-current	78,178	111,026
Other non-current liabilities	350	385
Total non-current liabilities	578,528	611,411
Total Liabilities	1,264,739	1,111,550

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 62,071,190 shares and 58,364,924 shares issued and outstanding as at September 30, 2015 and December 31, 2014, respectively	7,973	7,495
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at September 30, 2015 and December 31, 2014 , respectively	3,124	3,124
Additional paid-in capital	207,074	101,072
Accumulated other comprehensive income	6,701	49,566
Retained earnings	412,279	471,352
Total SouFun Holdings Limited shareholders' equity	637,151	632,609
Noncontrolling interests	765	80
Total equity	637,916	632,689
TOTAL LIABILITIES AND EQUITY	1,902,655	1,744,239

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SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30,	September 30,
	2015	2014
	(Unaudited)	(Unaudited)
Revenues:
Marketing services	65,604	80,971
E-commerce services	142,576	67,567
Listing services	27,406	36,678
Financial services	6,376	988
Other value-added services	6,546	4,328
Total revenues	248,508	190,532

Cost of Revenues:
Cost of services	(188,462)	(48,831)
Total Cost of Revenues	(188,462)	(48,831)

Gross Profit	60,046	141,701

Operating expenses and income:
Selling expenses	(52,819)	(41,021)
General and administrative expenses	(38,966)	(30,175)
Other income	5	180
Operating Income	(31,734)	70,685
Foreign exchange gain (loss)	86	3
Interest income	4,680	10,071
Interest expense	(3,927)	(4,060)
Investment income	660	-
Government grants	2,405	3,234
Income before income taxes and noncontrolling interests	(27,830)	79,934
Income tax expenses
Income tax expenses	29,230	(18,941)
Net income	1,400	60,992
Net income attributable to noncontrolling interests	(5)	-
Net income attributable to SouFun Holdings Limited shareholders	1,405	60,992
Other comprehensive income, net of tax
Foreign currency Translation	(34,180)	(2,391)
Unrealized gain on available-for-sale security	(23,085)	12,562
Total other comprehensive income, net of tax	(57,265)	10,171
Comprehensive income	(55,865)	71,163
Earnings per share for Class A and Class B ordinary shares
Basic	0.02	0.74
Diluted	0.02	0.68
Earnings per ADS
Basic	-	0.15
Diluted	-	0.14
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	83,215,146	82,258,420
Diluted	90,617,966	93,396,601
Weighted average number of ADSs outstanding:
Basic	416,075,730	411,292,102
Diluted	453,089,830	466,983,005

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SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30,	September 30,
	2015	2014
GAAP income from operations	(31,734)	70,685
Share-based compensation expense	1,125	1,478
Non-GAAP income from operations	(30,609)	72,163

GAAP net income	1,400	60,992
One-off tax benefit	(30,578)	-
Withholding tax related to dividends	(3,146)	7,250
Investment income	(660)	-
Share-based compensation expense	1,125	1,478
Non-GAAP net income	(31,859)	69,720

Net Income attributable to SouFun shareholders	1,405	60,992
One-off tax benefit	(30,578)	-
Withholding tax related to dividends	(3,146)	7,250
Investment income	(660)	-
Share-based compensation expense	1,125	1,478
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	(31,854)	69,720

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.02	0.74
Diluted	0.02	0.68
GAAP earnings per ADS:
Basic	-	0.15
Diluted	-	0.14
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.38)	0.85
Diluted	(0.38)	0.78
Non-GAAP earnings per ADS:
Basic	(0.08)	0.17
Diluted	(0.08)	0.16
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	83,215,146	82,258,420
Diluted	90,617,966	93,396,601
Weighted average number of ADSs outstanding:
Basic	416,075,730	411,292,102
Diluted	453,089,830	466,983,005

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SouFun Holdings Limited

Reconciliation of Non-GAAP and Adjusted EBITDA

(in thousands of U.S. dollars)

	Three months ended
	September 30,	September 30,
	2015	2014

Non-GAAP Net income	(31,859)	69,720
Add back:
Interest expense	3,927	4,060
Income tax expenses	4,494	11,691
Depreciation expenses	3,813	2,881
Subtract:
Interest income	(4,680)	(10,071)
Adjusted EBITDA	(24,305)	78,281

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